SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 21/16

Total Energy Sold by Copel grows 7.9% in 3Q16

     This report analyzes the performance of Copel’s electricity market between July and September 2016, as well as in the nine first months of the year compared with the amounts recorded in the same period of 2015.

Total Energy Sold

     Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes, came to 11,235 GWh in the third quarter of 2016, 7.9% higher than in the same period last year.

     The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes:

	Number of Customers / Agreements			Energy Sold (GWh)

	Sep-15	Sep-16	Var. %	3Q15	3Q16	Var. %	9M15	9M16	Var. %
Copel DIS
Captive Market	4.391.770	4.464.005	1,6	5.809	5.287	(9,0)	18.031	17.124	(5,0)
Concessionaries and Licensees	4	4	-	176	151	(14,2)	527	485	(8,0)
CCEE (MCP)	-	-	-	202	1.250	518,8	377	2.250	496,8
Total Copel DIS	4.391.774	4.464.009	1,6	6.187	6.688	8,1	18.935	19.859	4,9
Copel GeT
CCEAR (Copel DIS)	1	1	-	48	38	(20,8)	170	115	(32,4)
CCEAR (other concessionaries)	40	39	(2,5)	1.057	793	(25,0)	3.333	2.677	(19,7)
Free Customers	28	27	(3,6)	998	965	(3,3)	2.963	2.778	(6,2)
Bilateral Agreements ¹	52	33	(36,5)	1.683	1.937	15,1	5.085	5.796	14,0
CCEE (MCP) ²	-	-	-	139	512	268,3	1.807	1.395	(22,8)
Total Copel GeT	121	100	(17,4)	3.925	4.245	8,2	13.358	12.761	(4,5)
Wind Farms
CCEAR (other concessionaries)	112	112	-	212	212	-	553	629	13,7
CER	3	3	-	90	90	-	179	268	49,7
Total Wind Farms	115	115	-	302	302	-	732	897	22,5

Total Copel Consolidated	4.392.010	4.464.224	1,6	10.414	11.235	7,9	33.025	33.517	1,5
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Notice to the Market – IR 21/16

Copel’s Consolidated Market

Electricity Sales to Final Consumers

     Electricity sales to final consumers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão sales in the free market, fell by 8.1% in the third quarter of 2016.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		3Q15	3Q16	Var. %	9M15	9M16	Var. %
Residential		1.656	1.675	1,1	5.239	5.208	(0,6)
Industrial	Total	2.749	2.339	(14,9)	8.126	7.379	(9,2)
	Captive	1.754	1.374	(21,7)	5.172	4.604	(11,0)
	Free	995	965	(3,0)	2.954	2.775	(6,1)
Commercial	Total	1.311	1.160	(11,5)	4.168	3.864	(7,3)
	Captive	1.308	1.160	(11,3)	4.159	3.862	(7,1)
	Free	3	-	-	9	2	(77,8)
Rural		505	488	(3,4)	1.708	1.654	(3,2)
Other		586	591	0,8	1.754	1.796	2,4
Energy Supply		6.807	6.253	(8,1)	20.995	19.901	(5,2)

Copel Distribuição

Captive Market

     Copel Distribuição’s captive market energy sales totaled 17,124 GWh between January and September 2016, 5.0% down year-on-year, mainly due to the industrial and commercial segments, as a result of the economic slowdown and the migration of customers to the free market.

     In 3Q16, energy consumption in the captive market fell by 9.0%, to 5,288 GWh. The highlight was the residential segment, which recorded growth for the second consecutive quarter compared to 2015.

The following table shows captive market trends by consumption segment:

Number of Customers				Energy sold (GWh)
	Sep-15	Sep-16	Var. %	3Q15	3Q16	Var. %	9M15	9M16	Var. %
Residential	3.501.313	3.580.622	2,3	1.656	1.675	1,1	5.239	5.208	(0,6)
Industrial	89.551	83.683	(6,6)	1.754	1.374	(21,7)	5.172	4.604	(11,0)
Commercial	373.827	380.354	1,7	1.308	1.160	(11,3)	4.159	3.862	(7,1)
Rural	369.905	361.982	(2,1)	505	487	(3,4)	1.708	1.654	(3,2)
Other	57.174	57.364	0,3	585	591	1,1	1.753	1.796	2,5
Captive Market	4.391.770	4.464.005	1,6	5.808	5.288	(9,0)	18.031	17.124	(5,0)

     The residential segment consumed 1,675 GWh between July and September 2016, up by 1.1%, mainly as a result of the 2.3% increase in the number of customers. Average consumption fell by 1.1% over 3Q15 to 156 KWh per customer, due to lower temperatures this year, which reduced the use of cooling

Notice to the Market – IR 21/16

devices, and the rationalization of energy consumption, as a result of the current economic scenario that has diminished household income. Year-to-date consumption came to 5,208 GWh, equivalent to 30.4% of the captive market, totaling 3,580,622 consumers.

Average Consumption (KWh)
	3Q15	3Q16	Var. %	9M15	9M16	Var. %
Residential	158	156	(1,1)	166	162	(2,8)

     Industrial consumption declined by 21.7% in 3Q16 to 1,374 GWh, as a result of the economic slowdown and the migration of customers to the free market. In the third quarter, 139 customers moved from the captive market to the free market, corresponding to period consumption of around 331.9 GWh. In the first nine months, 192 customers moved to the free market, reducing captive market volume by 470.7 GWh. The sectors with the biggest impact on this decline were pulp and paper, rubber and plastic products, food and vehicle manufacturing. In the year through September, the industrial segment consumed 4,604 GWh, closing the month with 83,683 consumers, equivalent to 26.9% of Copel’s captive market. Excluding the customer migration effect, industrial consumption fell by 2.7% and 1.9% in 3Q16 and 9M16, respectively.

     The commercial segment consumed 1,160 GWh in 3Q16, 11.3% down on 3Q15, chiefly due to the economic scenario, which reduced retail sales volume in the state of Paraná, the deterioration of the job market and the reduction in the population’s income. This segment was also affected by the migration of 78 customers to the free market in 3Q16 and 124 customers year-to-date, corresponding to 60.6 and 103.8 GWh, respectively. At the end of September 2016, this segment accounted for 22.5% of the captive market, totaling 380,354 customers. Excluding the customer migration impact, commercial consumption declined 6.7% and 4.6% in 3Q16 and 9M16, respectively.

     Rural consumption fell 3.4% year-on-year in the third quarter to 487 GWh. At the end of September 2016, this segment represented 9.7% of Copel’s captive market, totaling 361,982 customers.

     Other segments (government, public lighting, public services and own consumption) consumed 591 GWh in 3Q16, 1.1% up year-on-year, accounting for 10.5% of the captive market and totaling 57,364 consumers at the close of September.

Notice to the Market – IR 21/16

Grid Market (TUSD)

     Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, fell by 1.9% in the third quarter of 2016, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)

	Sep-15	Sep-16	Var. %	3Q15	3Q16	Var. %	9M15	9M16	Var. %
Captive Market	4.391.770	4.464.005	1,6	5.808	5.287	(9,0)	18.031	17.124	(5,0)
Concessionaries and Licensees	6	6	-	188	163	(13,1)	569	524	(7,9)
Free Customers ¹	127	447	252,0	1.006	1.418	40,9	3.058	3.580	17,1
Grid Market	4.391.903	4.464.458	1,7	7.002	6.868	(1,9)	21.658	21.228	(2,0)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Curitiba, October 25, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.